Dreyfus
Appreciation Fund, Inc.

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Appreciation Fund, Inc. covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fayez Sarofim & Co., the fund's sub-investment adviser.

On average, U.S. stock prices ended the first half of 2005 slightly lower than where they began, largely due to headwinds caused by higher energy prices, rising short-term interest rates and recent evidence of slower economic growth. While midcap stocks generally produced higher returns than large-cap stocks, and large-cap stocks generally outperformed small-cap stocks, these differences were relatively small. Conversely, value-oriented stocks continued to produce substantially better results than their more growth-oriented counterparts.

In some ways, market conditions at midyear remind us of those from one year ago, when stock prices languished due to economic and political concerns before rallying strongly later in the year. Currently, our economists expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for better business conditions that could send stock prices higher. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Appreciation Fund, Inc. perform relative to its benchmark?

For the six-month period ended June 30, 2005, the fund produced a total return of 0.66%.[1] For the same period, the total return of the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was –0.81%.[2]

Stocks ended the reporting period roughly unchanged from where they began, as the benefits of a growing economy and strong earnings reports were offset by concerns regarding higher interest rates and surging energy prices. The fund produced a higher return than the S&P 500 Index, primarily due to a shift in investor sentiment away from smaller, more speculative investments and toward the larger, better-established, multinational companies in which the fund primarily invests.

What is the fund's investment approach?

The fund invests primarily in large, well-established multinational companies that we believe are solidly positioned to weather difficult economic climates and thrive in more favorable environments. We focus on purchasing blue-chip stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks in prominent companies selected for their sustained patterns of profitability, strong balance sheets, expanding global presence and above-average growth potential.

At the same time, we manage the fund in a manner particularly well-suited to long-term investors. Generally, we buy and sell relatively few stocks during the course of the year, helping to minimize investors' tax liabilities and reduce trading costs.[3]

What other factors influenced the fund's performance?

Stocks traded in a relatively narrow range over the first half of 2005 as positive factors, such as a generally robust economy and encouraging corporate earnings, were offset by other, potentially adverse influences.

Rising interest rates and inflationary pressures caused primarily by escalating energy prices proved to be particularly worrisome for investors, who grew concerned that higher borrowing and commodity costs might dampen future economic activity and financial results.

Perhaps due to these concerns, investors apparently began to shift their focus away from the smaller, more speculative investments that had done well over the past several years. Increasingly, they turned their attention to large, well-established companies with track records of consistent growth. Historically, companies with these characteristics have tended to generate profits under a variety of economic conditions. In addition, investors may have been attracted to relatively low valuations among large growth companies. Indeed, when 2005 began, stocks of large-cap growth companies were generally selling toward the low end of their historical valuation ranges.

In this changing environment, the fund's returns benefited from our sector allocation and stock selection strategies. Because the fund was more heavily exposed to energy companies than the benchmark, it participated more fully in the energy sector's gains when oil and gas prices reached new record highs. Conversely, the fund invested a substantially smaller percentage of its assets in technology stocks compared to the benchmark, which helped it avoid the full brunt of the technology area's weakness. Nonetheless, semiconductor leader Intel proved to be one of the fund's top performers for the reporting period, due to increasing demand for its products.

The fund also received positive contributions to performance from the consumer staples sector, an area we have emphasized for some time. Pharmacy chain Walgreen continued to enjoy strong operating results while recovering from earlier weakness, while food and tobacco giant Altria Group benefited from a more benign litigation environment and investors' expectations of a potential restructuring that could unlock shareholder value.

On the other hand, the fund's performance was constrained by sub-par returns from the financials sector, where global insurer American International Group and mortgage agency Fannie Mae both were hurt by regulatory scrutiny of their accounting practices and changes in senior management. Because of the risks surrounding these developments, we reduced the fund's holdings of both companies. In addition, the fund held no utilities stocks, preventing it from participating in the sector's relatively robust gains.

What is the fund's current strategy?

We have remained fully invested in a diversified portfolio of large-cap growth companies that we regard as leaders in their markets. While we eliminated none of the fund's holdings during the reporting period, we added three new positions. We believe managed health care provider UnitedHealthcare Group gives the fund greater exposure to a growing industry that recently has gained greater control over the prices charged by drug companies and doctors. We expect industrial gasses producer Praxair to benefit from continued robust demand for its products from the energy and health care sectors. French integrated oil company, TotalFinaElf, is believed to give the fund a way to participate in growing markets that U.S. oil companies currently do not serve.

Conditions created by higher rates and slower growth put added strain on the market's weakest players and underscore the attractiveness of an investment strategy focused on high-quality industry leaders. We believe the large capitalization multinationals that are the focus of our strategy have the competitive advantages as well as the financial and managerial resources to achieve further cost reductions and sustain superior earnings growth even if economic activity slows. Furthermore, these companies have a broader range of options to deliver returns through share buybacks, restructurings, recapitalizations and dividend increases.

July 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Appreciation Fund, Inc. from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 4.58
Ending value (after expenses)	$1,006.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 4.61
Ending value (after expenses)	$1,020.23

† *Expenses are equal to the fund's annualized expense ratio of .92%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Common Stocks–98.3%	Shares	Value ($)
Apparel–1.0%		
Christian Dior	550,000 [a]	**42,651,499**
Banking–6.0%		
Bank of America	1,950,000	88,939,500
Federal Home Loan Mortgage	550,000	35,876,500
Federal National Mortgage Association	700,000	40,880,000
HSBC Holdings, ADR	700,000 [a]	55,755,000
SunTrust Banks	675,000	48,762,000
		270,213,000
Capital Goods–5.7%		
Emerson Electric	950,000	59,498,500
General Electric	5,600,000	194,040,000
		253,538,500
Consumer Services–.8%		
McDonald's	1,225,000	**33,993,750**
Consumer Staples–5.8%		
Sysco	700,000 [a]	25,333,000
Wal-Mart Stores	1,900,000	91,580,000
Walgreen	3,080,000	141,649,200
		258,562,200
Diversified Financials–8.7%		
American Express	1,600,000	85,168,000
Citigroup	3,600,333	166,443,395
JP Morgan Chase & Co.	2,225,000	78,587,000
Merrill Lynch	1,050,000	57,760,500
		387,958,895
Energy–19.0%		
BP, ADR	2,300,000	143,474,000
Chevron	2,600,000	145,392,000
ConocoPhillips	1,900,000	109,231,000
Exxon Mobil	5,332,598	306,464,407
Occidental Petroleum	400,000	30,772,000
Royal Dutch Petroleum, ADR	725,000	47,052,500
TotalFinaElf, ADR	550,000 [a]	64,267,500
		846,653,407

Common Stocks (continued)	Shares	Value ($)
Food, Beverage & Tobacco−15.0%		
Altria Group	4,100,000	265,106,000
Anheuser-Busch Cos.	1,400,000	64,050,000
Coca-Cola	3,140,000	131,095,000
Kraft Foods, Cl. A	500,000 [a]	15,905,000
Nestle, ADR	1,250,000	79,953,198
PepsiCo	2,100,000	113,253,000
		669,362,198
Health Care−.8%		
UnitedHealth Group	700,000	**36,498,000**
Household & Personal Products−5.2%		
Colgate-Palmolive	1,010,000 [a]	50,409,100
Estee Lauder Cos., Cl. A	900,000	35,217,000
Procter & Gamble	2,800,000	147,700,000
		233,326,100
Insurance−3.1%		
American International Group	750,000	43,575,000
Berkshire Hathaway, Cl. A	820 [b]	68,470,000
Marsh & McLennan Cos.	900,000	24,930,000
		136,975,000
Materials−.6%		
Praxair	600,000	**27,960,000**
Media/Entertainment−5.2%		
McGraw-Hill Cos.	2,200,000	97,350,000
News, Cl. A	5,796,708	93,790,735
News, Cl. B	240,000 [a]	4,046,400
Time Warner	1,007,500 [b]	16,835,325
Viacom, Cl. B	600,000	19,212,000
		231,234,460

8

Common Stocks (continued)	Shares	Value ($)
Pharmaceuticals & Biotechnology–11.3%		
Abbott Laboratories	1,500,000	73,515,000
Johnson & Johnson	2,150,000	139,750,000
Eli Lilly & Co.	900,000	50,139,000
Merck & Co.	1,500,000	46,200,000
Pfizer	5,775,000	159,274,500
Roche Holding, ADR	600,000	37,956,319
		506,834,819
Retailing–2.6%		
Home Depot	1,200,000	46,680,000
Target	1,300,000	70,733,000
		117,413,000
Semiconductors & Semiconductor Equipment–4.5%		
Intel	7,650,000	**199,359,000**
Software & Services–2.1%		
Microsoft	3,750,000	**93,150,000**
Transportation–.9%		
United Parcel Service, Cl. B	600,000	**41,496,000**
Total Common Stocks (cost $3,138,870,231)		**4,387,179,828**

Short-Term Investments–2.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.72%, 7/21/2005	1,303,000	1,300,915
2.87%, 8/4/2005	54,292,000	54,143,783
2.97%, 9/1/2005	40,000,000	39,794,800
Total Short-Term Investments (cost $95,241,361)		**95,239,498**

Investment of Cash Collateral for Securities Loaned—2.5%	Shares	Value ($)
Registered Investment Company;		
Deryfus Institutional Cash Advantage Fund (cost $111,758,332)	111,758,332 c	**111,758,332**
Total Investments (cost $3,345,869,924)	**102.9%**	**4,594,177,658**
Liabilities, Less Cash and Receivables	**(2.9%)**	**(130,998,398)**
Net Assets	**100.0%**	**4,463,179,260**

ADR—American Depository Receipts.

a All or a portion of these securities are on loan. At June 30, 2005 the total market value of the fund's securities on loan is $108,275,959 and the total market value of the collateral held by the fund is $111,758,332.

b Non-income producing.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Energy	19.0	Short-Term/	
Food, Beverage & Tobacco	15.0	Money Market Investments	4.6
Pharmaceuticals & Biotechnology	11.3	Semiconductors & Equipment	4.5
Diversified Financials	8.7	Insurance	3.1
Banking	6.0	Retailing	2.6
Consumer Staples	5.8	Software & Services	2.1
Capital Goods	5.7	Other	4.1
Household & Personal Products	5.2		
Media/Entertainment	5.2		**102.9**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $108,275,959)–Note 1(c):		
Unaffiliated issuers	3,234,111,592	4,482,419,326
Affiliated issuers	111,758,332	111,758,332
Cash		4,542,844
Receivable for shares of Common Stock subscribed		8,266,093
Dividends and interest receivable		6,787,846
Prepaid expenses		153,677
		4,613,928,118
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		2,316,548
Due to Fayez Sarofim & Co.		1,013,548
Liability for securities loaned–Note 1(c)		111,758,332
Payable for shares of Common Stock redeemed		34,628,354
Accrued expenses		1,032,076
		150,748,858
Net Assets ($)		**4,463,179,260**
Composition of Net Assets ($):		
Paid-in capital		3,243,996,923
Accumulated undistributed investment income–net		30,925,608
Accumulated net realized gain (loss) on investments		(60,048,598)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		1,248,305,327
Net Assets ($)		**4,463,179,260**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		114,620,154
Net Asset Value, offering and redemption price per share ($)		**38.94**

See notes to financial statements.

STATEMENT OF OPERATIONS

June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $732,890 foreign taxes withheld at source)	50,020,664
Interest	757,854
Income from securities lending	246,564
Total Income	**51,025,082**
Expenses:	
Investment advisory fee–Note 3(a)	6,103,350
Sub-Investment advisory fee–Note 3(a)	5,932,268
Shareholder servicing costs–Note 3(b)	7,584,601
Prospectus and shareholders' reports	129,467
Custodian fees–Note 3(b)	113,357
Directors' fees and expenses–Note 3(c)	64,911
Registration fees	57,112
Professional fees	50,134
Loan commitment fees–Note 2	18,181
Interest expense–Note 2	223
Miscellaneous	44,504
Total Expenses	**20,098,108**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(2,635)
Net Expenses	**20,095,473**
Investment Income–Net	**30,929,609**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(11,747,573)
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	7,988,429
Net Realized and Unrealized Gain (Loss) on Investments	**(3,759,144)**
Net Increase in Net Assets Resulting from Operations	**27,170,465**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income—net	30,929,609	58,861,560
Net realized gain (loss) on investments	(11,747,573)	(19,038,589)
Net unrealized appreciation (depreciation) on investments	7,988,429	3,679,447
Net Increase (Decrease) in Net Assets Resulting from Operations	**27,170,465**	**233,502,418**
Dividends to Shareholders from ($):		
Investment income—net	**(872,489)**	**(58,753,473)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	601,592,831	1,550,117,898
Dividends reinvested	775,407	52,752,382
Cost of shares redeemed	(585,649,622)	(1,339,496,487)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**16,718,616**	**263,373,793**
Total Increase (Decrease) in Net Assets	**43,016,592**	**438,122,738**
Net Assets ($):		
Beginning of Period	4,420,162,668	3,982,039,930
End of Period	**4,463,179,260**	**4,420,162,668**
Undistributed investment income—net	30,925,608	868,488
Capital Share Transactions (Shares):		
Shares sold	15,452,438	41,406,737
Shares issued for dividends reinvested	20,057	1,364,779
Shares redeemed	(15,111,183)	(35,740,833)
Net Increase (Decrease) in Shares Outstanding	**361,312**	**7,030,683**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended June 30, 2005 (Unaudited) | Year Ended December 31, | | | | |
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	38.69	37.14	31.20	38.02	42.93	45.73
Investment Operations:						
Investment income−net[a]	.27	.52	.42	.31	.28	.29
Net realized and unrealized gain (loss) on investments	(.01)	1.55	5.93	(6.81)	(4.88)	.42
Total from Investment Operations	.26	2.07	6.35	(6.50)	(4.60)	.71
Distributions:						
Dividends from investment income−net	(.01)	(.52)	(.41)	(.30)	(.31)	(.29)
Dividends from net realized gain on investments	−	−	−	(.02)	−	(3.09)
Dividends in excess of net realized gain on investments	−	−	−	−	−	(.13)
Total Distributions	(.01)	(.52)	(.41)	(.32)	(.31)	(3.51)
Net asset value, end of period	38.94	38.69	37.14	31.20	38.02	42.93
Total Return (%)	.66[b]	5.57	20.39	(17.14)	(10.75)	1.80
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.46[b]	.95	.96	.97	.91	.89
Ratio of net expenses to average net assets	.45[b]	.95	.96	.97	.91	.89
Ratio of net investment income to average net assets	.70[b]	1.40	1.28	.90	.72	.64
Portfolio Turnover Rate	3.17[b]	8.23	4.73	1.77	5.03	4.28
Net Assets, end of period ($ x 1,000)	4,463,179	4,420,163	3,982,040	3,128,482	3,394,522	3,846,196

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Appreciation Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain other money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $48,301,025 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $264,160 of the carryover expires in fiscal 2010, $16,259,904 expires in fiscal 2011 and $31,776,961 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 was as follows: ordinary income $58,753,473. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2005, was $16,600 with a related weighted average annualized interest rate of 2.67%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Fees payable by the fund pursuant to the provisions of an Investment Advisory Agreement with Dreyfus and a Sub-Investment Advisory Agreement with Sarofim are payable monthly, computed on the average daily value of the fund's net assets at the following annual rates:

Average Net Assets	Dreyfus	Sarofim
0 up to $25 million.	.44 of 1%	.11 of 1%
$25 million up to $75 million	.37 of 1%	.18 of 1%
$75 million up to $200 million	.33 of 1%	.22 of 1%
$200 million up to $300 million	.29 of 1%	.26 of 1%
In excess of $300 million	.275 of 1%	.275 of 1%

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25 of 1% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2005, the fund was charged $5,470,736 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2005, the fund was charged $900,294 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2005, the fund was charged $113,357 pursuant to the custody agreement.

During the period ended June 30, 2005, the fund paid $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,041,904, shareholder services plan fees $934,297, custodian fees $77,093, chief compliance officer fees $1,998 and transfer agency per account fees $261,256.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2005, amounted to $187,379,082 and $137,519,578, respectively.

At June 30, 2005, accumulated net unrealized appreciation on investments was $1,248,307,734, consisting of $1,337,575,034 gross unrealized appreciation and $89,267,300 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the

"Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

Dreyfus Appreciation Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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